Exhibit 99.1

CTW Shareholders Approve Corporate Name Change at 2026 Annual General Meeting

TOKYO, JAPAN, May 12, 2026 -- CTW (Nasdaq: CTW) (the “Company”, formerly CTW Cayman), a leading game platform company providing global access to web-based games through its flagship HTML5 platform, G123.jp, today announced that shareholders approved all proposals at the Company’s Annual General Meeting held in Tokyo, Japan on May 7, 2026.

Approved resolutions included:

●	Changing the Company’s corporate name to CTW;

●	Adopting the Company’s Second Amended and Restated Memorandum and Articles of Association; and

●	Authorizing related actions to implement the above proposals.

“Today’s approvals represent an important milestone in the company’s evolution as we continue building a global platform for anime-inspired web gaming,” said Ryuichi Sasaki, Founder, CEO, and Chairman of CTW. “Our simplified corporate name reflects our long-term vision. ‘CTW’ stands for ‘Change the World’, a philosophy that has guided us since our inception. I started this company from scratch with nothing but the hope that CTW will leave a profound, positive impact on humanity. This name both represents and reaffirms that same ambition, as we continue to create experiences that foster and facilitate connections between people, communities, and the stories that bring them all together.”

The Company’s Class A ordinary shares are expected to begin trading under the new corporate name “CTW” upon the commencement of trading on the Nasdaq Capital Market on May 13, 2026 (U.S. Eastern Time). The Company’s ticker symbol CTW and CUSIP number will remain unchanged.

No action is required from shareholders with the name change, and the name change is not expected to impact the Company’s business operations or financial condition.

About CTW

CTW is a leading global game platform company providing instant access to free-to-play, web-based games inspired by popular Japanese animation, including So I’m a Spider, So What? Ruler of the Labyrinth, Arifureta: From Commonplace to World’s Strongest – Rebellion Soul, and Queen’s Blade Limit Break. CTW delivers these games through its flagship HTML5 platform, G123.jp. For more information, visit ctw.inc.

Forward Looking Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. CTW may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about CTW’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CTW’s growth strategies; its future business development, results of operations and financial condition; its ability to distribute successful and engaging games with high “playability” on its platform; its ability to efficiently attract and retain end-users who come to play and make in-game purchases; its ability to achieve positive return on investment on user acquisition efforts; its ability to establish and maintain relationships with game developers; governmental policies and regulations relating to CTW’s industry; and general economic and business conditions globally and in Japan and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in CTW’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and CTW undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contacts

Investors:

Matt Chesler, CFA

FNK IR

646-809-2183

investor@ctw.inc

Media:

Edwina Frawley-Gangahar

EFG Media Relations

+44 7580 174672

edwina@efgmediarelations.com